UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2017

CAMTEK LTD.
(Translation of Registrant's Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: February 8, 2017

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com
FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FOURTH QUARTER AND FULL YEAR 2016 RESULTS

Reports record full year revenues of $110 million, up 10% year-over-year
Expects continued growth into 2017 driven by Semiconductor business

MIGDAL HAEMEK, Israel – February 8, 2017 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter and full year ended December 31, 2016.

Highlights of the Fourth Quarter 2016

•	Revenues of $29.3 million, 14% year over year increase;

•	GAAP operating income of $2.8 million, representing 9.7% operating margins; Non-GAAP operating income of $3.0 million, representing 10.1% operating margins;

•	GAAP net income of $2.3 million; Non-GAAP net income of $2.5 million;

•	First quarter revenue guidance at around, or possibly slightly better than, the fourth quarter levels, represents approximately 20% year-over-year growth;

Highlights of the Full Year 2016

•	Revenues of $109.5 million; 10% year over year increase;

•	Semiconductor revenues of $79.0 million; 16% year over year increase;

•	GAAP operating income of $6.6 million; Non-GAAP operating income of $7.9 million;

•	GAAP net income of $4.7 million; Non-GAAP net income of $6.2 million;

Rafi Amit, Camtek's Chairman and CEO, commented, "The strength in our fourth quarter 2016 culminates a very good year for Camtek, with record full year revenues and solid improvements in our profitability margins and our bottom line. Our ongoing performance is being driven primarily by strong performance of our semiconductor business and in particular by systems for the advanced packaging market. In addition, the improvement in the operating margin is very gratifying and we expect it to continue to improve in 2017. "

Added Mr. Amit, "Looking ahead, our business environment remains strong and we have seen a robust start to 2017. All signs point to another year of solid growth for Camtek, driven by continued double-digit growth of our semiconductor business. The first quarter, which includes the Chinese New Year, is typically the weakest one of the year. However, this year, we expect a strong first quarter with revenues at around, or possibly slightly better than, the fourth quarter levels, representing year-over-year growth of 20%."

Fourth Quarter 2016 Financial Results

Revenues for the fourth quarter of 2016 were $29.3 million. This compares to fourth quarter 2015 revenues of $25.8 million, a growth of 14% and prior quarter revenues of $28.5 million, an increase of 3%.

Gross profit on a GAAP basis in the quarter totaled $13.4 million (45.7% of revenues), compared to $10.6 million (41.3 of revenues) in the fourth quarter 2015 and $7.5 million in the prior quarter (26.2% of revenues).

Gross profit on a non-GAAP basis in the quarter totaled $13.4 million (45.8% of revenues), compared to $11.7 million (45.4% of revenues) in the fourth quarter 2015 and $12.4 million in the prior quarter (43.6% of revenues).

Operating profit on a GAAP basis in the quarter totaled $2.8 million (9.7% of revenues), compared to an operating loss of $14.1 million (-54.6% of revenues), in the fourth quarter 2015 and an operating profit of $1.7 million (5.8% of revenues) in the prior quarter.

Operating profit on a non-GAAP basis in the quarter totaled $3.0 million (10.1% of revenues), compared to $1.8 million (6.8% of revenues) in the fourth quarter 2015 and $2.7 million in the prior quarter (9.3% of revenues).

Net income on a GAAP basis in the quarter totaled $2.3 million, or $0.07 per diluted share. This compares to net loss of $11.8 million, or $0.34 per diluted share, in the fourth quarter 2015 and a net profit of $1.1million, or $0.03 per diluted share, in the prior quarter.

Net income on a non-GAAP basis in the quarter totaled $2.5 million, or $0.07 per diluted share. This compares to net income of $2.9 million, or $0.08 per diluted share, in the fourth quarter 2015 and a net income of $2.1 million, or $0.06 per diluted share, in the prior quarter.

Full Year 2016 Results Summary

Revenues for 2016 were $109.5 million. This compares to revenues of $99.3 million in 2015, a growth of 10%.

Gross profit on a GAAP basis totaled $44.0 million (40.1% of revenues), compared to $43.1 million (43.4% of revenues) in 2015.

Gross profit on a non-GAAP totaled $48.9 million (44.7% of revenues), compared to $44.2 million (44.5% of revenues) in 2015. The gross profit on a GAAP basis excludes the $4.9 million effect of the FIT re-organization including the write-off of inventory and other one-time expenses.

Operating income on a GAAP basis totaled $6.6 million (6.0% of revenues), compared to a loss of $10.1 million (-10.1% of revenues) in 2015.

Operating profit on a non-GAAP basis totaled $7.9 million (7.2% of revenues), compared to $6.0 million (6.0% of revenues) in 2015. The operating profit excluded a one-time net expense of $0.9 million due the reorganization of the FIT activity. This one-time expense includes a $5.6 million inventory and fixed asset write-off, other expenses of $0.3 million, partially offset by income of $5.0 million related to a write-off of liabilities to the Office of the Chief Scientist in Israel.

Net income on a GAAP basis totaled $4.7 million, or $0.13 per diluted share. This compares to a net loss of $10.1 million, or $0.30 per diluted share, in 2015.

Net income on a non-GAAP basis totaled $6.2 million, or $0.18 per diluted share. This compares to net income of $5.2 million, or $0.16 per diluted share, in 2015.

Cash, cash equivalents, short and long-term restricted deposits, as of December 31, 2016 were $19.7 million compared to $30.8 million as of December 31, 2015. The reduction was primarily due a $14.6 million payment made to Rudolph for IP litigation.

The Company reported a positive operating cash flow of $0.4 million during the quarter.

Conference Call

Camtek will host a conference call today, Wednesday, February 8, 2017, at 9:30 am ET.

Rafi Amit, Chairman and CEO, and Moshe Eisenberg, CFO, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 9:30 am Eastern Time
Israel:	03 918 0609	at 4:30 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek's website at http://www.camtek.com beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers' latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.com .

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) write off of inventory and fixed-assets related to the discontinued FIT product line; (ii) revaluation of liabilities with respect to the acquisition of Printar; (iii) the impact of reorganization and impairment charges; and (iv) share based compensation expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.

Consolidated Balance Sheets

	December 31,
	2016	2015
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	19,740	30,833
Short-term restricted deposits	-	7,875
Accounts receivable, net	36,000	27,003
Inventories	25,448	27,599
Due from affiliated companies	77	559
Other current assets	2,747	1,712
Deferred tax asset	894	177
Total current assets	84,906	95,758

Fixed assets, net	14,109	13,531

Long term inventory	2,107	1,979
Deferred tax asset	3,283	3,955
Other assets, net	270	248
Intangible assets, net	865	795
	6,525	6,977

Total assets	105,540	116,266

Liabilities and shareholders' equity

Current liabilities
Accounts payable – trade	12,983	11,812
Other current liabilities	18,322	30,712
Total current liabilities	31,305	42,524

Long term liabilities
Liability for employee severance benefits	870	772
Other long term liabilities	-	4,768
	870	5,540

Total liabilities	32,175	48,064

Commitments and contingencies

Shareholders' equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
37,440,552 issued as of December 31, 2016, as of
December 31, 2015, outstanding 35,348,176 as of December 31, 2016,
and as of December 31, 2015	148	148
Additional paid-in capital	76,463	76,034
Retained earnings (losses)	(1,348)	(6,082)
	75,263	70,100
Treasury stock, at cost (2,092,376 as of December 31, 2016 and December 31, 2015)	(1,898)	(1,898)

Total shareholders' equity	73,365	68,202

Total liabilities and shareholders' equity	105,540	116,266

Camtek Ltd.

Consolidated Statements of Operations

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2016	2015	2016	2015
	U.S. dollars		U.S. dollars
Revenues	109,523	99,275	29,331	25,776
Cost of revenues	60,638	56,149	15,917	15,130
Reorganization	*4,931	-	-	-

Gross profit	43,954	43,126	13,414	10,646

Research and development costs	(15,896)	(14,860)	(3,947)	(4,246)
Selling, general and administrative expenses	(25,501)	(23,587)	(6,622)	(5,740)
Implication of re-organization and
impairment losses	**4,059	****(138)	-	****(138)
Loss from litigation	-	***(14,600)	-	***(14,600)
	(37,338)	(53,185)	(10,569)	(24,724)

Operating income (loss)	6,616	(10,059)	2,845	(14,078)

Financial expenses, net	(994)	(1,877)	(402)	(388)

Income (loss) before income taxes	5,622	(11,936)	2,443	(14,466)

Income taxes (expense)	(888)	1,823	(96)	2,659

Net income (loss)	4,734	(10,113)	2,347	(11,807)

Net income (loss) per ordinary share:

Basic	0.13	(0.30)	0.07	(0.34)

Diluted	0.13	(0.30)	0.07	(0.34)

Weighted average number of
ordinary shares outstanding:

Basic	35,348	33,352	35,348	35,164

Diluted	35,376	33,352	35,396	35,164

(*)	Consists of inventory write-off in the amount of $4,841 and other expenses related to FIT reorganization.
(**)	$4,962 OCS liability write-off offset by fixed asset write-off and other expenses related to FIT reorganization.
(***)	Relates to provision in conjunction with the final court ruling on February 3, 2016 in Camtek's appeal in the patent infringement case of Rudolph Technologies Inc. regarding the Falcon system.
(****)	Relates to Printar impairment charges in respect of goodwill and other intangible assets, offset by renegotiation of the liability to the shareholders of Printar.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2016	2015	2016	2015
	U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	4,734	(10,113)	2,347	(11,807)

Effect of FIT reorganization (1)	872	-	-	-
Acquisition of Sela and Printar related expenses (2)	183	751	-	288
Inventory write –downs (3)	-	1,041	-	1,041
Share-based compensation	429	270	110	58
Loss from litigation, net of tax (4)	-	13,286	-	13,286
Non-GAAP net income	6,218	5,235	2,457	2,866

Non–GAAP net income per share, basic and diluted	0.18	0.16	0.07	0.08

Gross margin on GAAP basis	40.1%	43.4%	45.7%	41.3%
Reported gross profit on GAAP basis	43,954	43,126	13,414	10,646

Effect of FIT reorganization (1)	4,931	-	-	-
Inventory write –downs (3)	-	1,041	-	1,041
Share-based compensation	42	24	10	7
Non- GAAP gross margin	44.7%	44.5%	45.8%	45.4%
Non-GAAP gross profit	48,927	44,191	13,424	11,694

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	6,616	(10,059)	2,845	(14,078)
Effect of Fit reorganization (1)	872	-	-	-
Acquisition of Sela and Printar related expenses (2)	-	138	-	138
Inventory write-downs (3)	-	1,041	-	1,041
Share-based compensation	429	271	110	59
Loss from litigation (4)	-	14,600	-	14,600
Non-GAAP operating income	7,917	5,991	2,955	1,760

(1)
During each of the three and twelve months periods ended December 31, 2016, the Company recorded reorganization costs with regard to the FIT activities of $0 million and  $0.9 million, respectively, consisting of: (1) inventory and fixed asset write-offs of $0 million and $4.9 million, respectively, recorded under cost of revenues line item; (2) other expenses of $0 million and $0.1 million, respectively, recorded under cost of revenues line item; (3) fixed asset write-offs of $0 million and $0.7 million, respectively, recorded under operating expenses; (4) other expenses of $0 million and $0.2 million, respectively, recorded under operating expenses; and (5) income from write-off of liabilities to OCS of $0 million and $5.0 million, respectively, recorded under operating expenses.

(2)
During the three and the twelve months periods ended December 31, 2016 and 2015, the Company recorded acquisition expenses of $0 million, $0.2 million, $0.3 million and $0.8 million, respectively, consisting of: (1) Revaluation adjustments of $0 million, $0.2 million, $0.2 million and $0.6 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item; (2) Implication of re-organization and impairment charges of $0, $0, $0.1 million and $0.1 million, respectively.

(3)	During the three and the twelve months periods ended December 31, 2015, the Company recorded inventory write downs in the amount $1.0 million, recorded under cost of revenues line item.

(4)
During the three and the twelve months periods ended December 31, 2015, the Company recorded a provision of $14.6 million  ($13.3 million net of tax) in conjunction with the final court ruling on February 3, 2016 in Camtek's appeal in the patent infringement case of Rudolph Technologies Inc. regarding the Falcon system.